ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

3 September 2014

Director/PDMR Shareholding

Following the appointment of Mr Nick Luff as Chief Financial Officer on 1 September 2014, Reed Elsevier announces the following transactions in securities of Reed Elsevier by and in respect of Mr Luff on 2 September 2014:

1. Share purchases

Mr Luff purchased 17,187 Reed Elsevier PLC ordinary shares at a price of 996 pence per share and 12,106 Reed Elsevier NV ordinary shares at a price of €17.6141 per share.

2. Reed Elsevier Group plc Bonus Investment Plan 2010 (“BIP”)

The conditional matching share awards set out below were granted in accordance with the BIP rules.

No. of Reed Elsevier PLC	No. of Reed Elsevier NV	Date of vesting of
conditional matching	conditional matching	conditional matching
ordinary shares awarded	ordinary shares awarded	shares
32,630	22,870	2017

Vesting of the conditional matching awards is subject to achievement of performance conditions.

3. Reed Elsevier Group plc Long-Term Incentive Plan 2013 (“LTIP”)

The performance shares set out below were granted in accordance with the LTIP rules.

No. of Reed Elsevier	No. of Reed Elsevier NV	Date of vesting of
PLC performance	performance ordinary	performance shares
ordinary shares awarded	shares awarded
65,656	46,963	2017

Vesting of these awards is subject to achievement of performance conditions.

4. Reed Elsevier Group plc Executive Share Option Scheme 2013 (“ESOS”)

The market price options set out below were granted in accordance with the ESOS rules.

No. of Reed Elsevier PLC	No. of Reed Elsevier NV	Exercisable between
options over ordinary	options over ordinary
shares granted with an	shares granted with an
exercise price of 990p per	exercise price of €17.50
share	per share
65,656	46,963	2017 — 2024

Vesting of these awards is subject to achievement of performance conditions.

5. Award of performance shares

The one-off share awards set out below were granted to Mr Luff to compensate him for the forfeiture of awards from his former employer. Full details of these awards were disclosed in the Reed Elsevier PLC Notice of Annual General Meeting 2014, and the Reed Elsevier NV Notice of Annual General Shareholders’ Meeting 2014.

No. of Reed Elsevier PLC	No. of Reed Elsevier NV	Vesting
performance ordinary shares	performance ordinary shares
awarded	awarded
65,656	46,963	2015

65,656	46,963	2016

The awards of Reed Elsevier PLC shares fall within paragraph 9.4.2(2)R of the UK Listing Rules. The awards of Reed Elsevier NV shares were approved by shareholders at the Annual General Shareholders’ Meeting of Reed Elsevier NV held on 23 April 2014.

The Reed Elsevier PLC Notice of Annual General Meeting 2014, the Reed Elsevier NV Notice of Annual General Shareholders’ Meeting 2014, and the Reed Elsevier 2013 Directors’ Remuneration Report are available to view or download at Reed Elsevier’s website www.reedelsevier.com.

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